                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                        C-Bridge Internet Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12500B105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 17, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      / / Rule 13d-1(c)

      /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12500B105


         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners III, LP.

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   X

                  (b)


         3.       SEC Use Only

         4. Citizenship or Place of Organization: Insight Capital Partners III, LP is organized under the laws of the State of Delaware.

Number of
Shares Bene-         5.    Sole Voting Power           1,502,754
ficially Owned
by Each              6.    Shared Voting Power         2,100,000
Reporting
Person With:         7.    Sole Dispositive Power      1,502,754

                     8.    Shared Dispositive Power    2,100,000

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         2,125,000

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (11)   12.3%

         12.  Type of Reporting Person (See Instructions)   PN

CUSIP No. 12500B105


         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners III (Co-Investors), LP

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   X

                  (b)


         3.       SEC Use Only

         4. Citizenship or Place of Organization: Insight Capital Partners III-Coinvestors, LP is organized under the laws of the State of Delaware

Number of
Shares Bene-         5.    Sole Voting Power               224,988
ficially Owned
by Each              6.    Shared Voting Power           2,100,000
Reporting
Person With:         7.    Sole Dispositive Power          224,988

                     8.    Shared Dispositive Power      2,100,000

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         2,125,000

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (11)   12.3%

         12.  Type of Reporting Person (See Instructions)   PN

CUSIP No. 12500B105

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners III (Cayman), LP

         2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

                  (a)   X

                  (b)


         3.       SEC Use Only

         4. Citizenship or Place of Organization: I Insight Capital Partners (Cayman) III, L.P. is organized under the laws of the Cayman Islands

Number of
Shares Bene-         5.    Sole Voting Power               372,258
ficially Owned
by Each              6.    Shared Voting Power           2,100,000
Reporting
Person With:         7.    Sole Dispositive Power          372,258

                     8.    Shared Dispositive Power      2,100,000

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         2,125,000

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (11)   12.3%

         12.  Type of Reporting Person (See Instructions)   PN

CUSIP No. 12500B105

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Venture Management, Inc.

         2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

                  (a)   X

                  (b)


         3.       SEC Use Only

         4. Citizenship or Place of Organization: Insight Venture Management, Inc. is organized under the laws of the State of Delaware

Number of
Shares Bene-         5.    Sole Voting Power           25,000
ficially Owned
by Each              6.    Shared Voting Power              0
Reporting
Person With:         7.    Sole Dispositive Power      25,000

                     8.    Shared Dispositive Power         0

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         2,125,000

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (11)   12.3%

         12.  Type of Reporting Person (See Instructions)   CO

Item 1.

   (a)   Name of Issuer:

         C-Bridge Internet Solutions, Inc.

         Address of Issuer's Principal Executives Offices:
         219 Vassar Street, Cambridge, MA  02139

Item 2.

   (a)   Name of Person Filing:

         Insight Capital Partners III, LP Insight Capital Partners III (Co-Investors), LP Insight Capital Partners III (Cayman), LP Insight Venture Management, Inc.

         See additional information contained in Exhibit 2(a) attached hereto and incorporated herein by reference.

   (b)   Address of Principal Office, or if none, Residence:

         527 Madison Avenue, 10th Floor, New York, NY 10022

   (c)   Citizenship:

         Delaware

   (d)   Title and Class of Securities (of Issuer):

         Common Stock

   (e)   CUSIP Number:

         12500B105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or ss.ss.240.13d-2(b) or (c), check whether the person filing is a:

         N/A

Item 4. Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)   Amount Beneficially Owned:

         Insight Capital Partners III, LP:                        1,502,754 (as of December 31, 1999)
         Insight Capital Partners III (Co-Investors), LP:         224,988 (as of December 31, 1999)
         Insight Capital Partners III (Cayman), LP:               372,258 (as of December 31, 1999)
         Insight Venture Management, Inc.:                        25,000 (as of December 31, 1999)

   (b)   Percentage of Class:

         Insight Capital Partners III, LP:                        8.7% (as of December 31, 1999)
         Insight Capital Partners III (Co-Investors), LP:         1.3% (as of December 31, 1999)
         Insight Capital Partners III (Cayman), LP:               2.2% (as of December 31, 1999)
         Insight Venture Management, Inc.:                        0.1% (as of December 31, 1999)

         Aggregate:  12.3% (as of December 31, 1999)

   (c)   Number of shares as to which such person has:

         (i)      Insight Capital Partners III, LP:                  1,502,754
                  Insight Capital Partners III (Co-Investors), LP:     224,988
                  Insight Capital Partners III (Cayman), LP:           372,258
                  Insight Venture Management, Inc.:                     25,000

         (ii)     Insight Capital Partners III, LP:                  2,100,000
                  Insight Capital Partners III (Co-Investors), LP:   2,100,000
                  Insight Capital Partners III (Cayman), LP:         2,100,000
                  Insight Venture Management, Inc.:                          0

         (iii)    Insight Capital Partners III, LP:                  1,502,754
                  Insight Capital Partners III (Co-Investors), LP:     224,988
                  Insight Capital Partners III (Cayman), LP:           372,258
                  Insight Venture Management, Inc.:                     25,000

         (iv)     Insight Capital Partners III, LP:                  2,100,000
                  Insight Capital Partners III (Co-Investors), LP:   2,100,000
                  Insight Capital Partners III (Cayman), LP:         2,100,000
                  Insight Venture Management, Inc.:                          0

Item 5. Ownership of Five Percent or Less of a Class

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8. Identification and Classification of Members of the Group

         N/A


Item 9. Notice of Dissolution of Group

         N/A

Item 10. Certification

         N/A

                                  EXHIBIT 2(a)
                                  ------------

Item 2.  Identity and Background.

         This statement is being filed by Insight Capital Partners III, LP, a Delaware limited partnership (hereinafter referred to as "Capital Partners"), Insight Capital Partners III (Co-Investors), LP, a Delaware limited partnership (hereinafter referred to as "Co-Investor Partners"), Insight Capital Partners III (Cayman), LP, a Cayman Islands limited partnership (hereinafter referred to as "Cayman Partners"), and Insight Venture Management, Inc., a Delaware corporation (hereinafter referred to as "Venture Management"), each of whose principal office is located at c/o Insight Capital Partners III, LP, 527 Madison Avenue, 10th Floor, New York, New York, 10022. Each of Capital Partners, Co-Investor Partners, Cayman Partners, and Venture Management is engaged in the venture capital business.

         InSight Venture Associates III, LLC, a Delaware Limited Liability Company (hereinafter referred to as "Venture Associates") is the sole general partner of each of Capital Partners, Co-Investor Partners and Cayman Partners, and as such may be deemed to be the beneficial owner of all shares held by Capital Partners, Co-Investor Partners and Cayman Partners. The managing members of Venture Associates are William Doyle, Ramanan Raghavendran, Jeffrey Horing, Peter Sobiloff, Jerry Murdock and Roel Pieper, and as such may be deemed to be the beneficial owners of all the shares held by Capital Partners, Co-Investor Partners and Cayman Partners. Jeffrey Horing, Jerry Murdock and Roel Pieper are the designated members of Venture Associates and the ultimate controlling persons of Venture Associates.

         The officers and directors of Venture Management are Jeffrey Horing, President and Director and Jerry Murdock, Vice President and Director, each of whom are also the sole stockholders of Venture Management, and as such may be deemed to be the beneficial owners of all shares held by Venture Management.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                 INSIGHT CAPITAL PARTNERS III, L.P.

                 By:  Insight Venture Associates, III, LLC
                        its General Partner

                 By:  /s/ Jeffrey Horing
                     ----------------------------------------------------------
                 Name:    Jeffrey Horing
                 Title:   Managing Member, Insight Venture Associates III, LLC

                 Date:    February 18, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                INSIGHT CAPITAL PARTNERS III (CO-INVESTORS), L.P.

                By:  Insight Venture Associates, III, LLC
                       its General Partner

                By:  /s/ Jeffrey Horing
                   ----------------------------------------------------------
                Name:    Jeffrey Horing
                Title:   Managing Member, Insight Venture Associates III, LLC



                Date:    February 18, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          INSIGHT VENTURE MANAGEMENT, INC.

                          By:  /s/ Jeffrey Horing
                             ------------------------------
                          Name:    Jeffrey Horing
                          Title:   President


                          Date:    February 18, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            INSIGHT CAPITAL PARTNERS III (CAYMAN), L.P.

            By:  Insight Venture Associates, III, LLC
                   its General Partner

            By:  /s/ Jeffrey Horing
               ----------------------------------------------------------
            Name:    Jeffrey Horing
            Title:   Managing Member, Insight Venture Associates III, LLC

            Date:    February 18, 2000